Exhibit 99.8

Fire & Flower Maintains Continuity of Business as an Essential Service in Ontario Amid the COVID-19 Crisis and Moves Exclusively to Fastlane Click-and-Collect Service

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

EDMONTON, March 24, 2020 /CNW/ - Fire & Flower Holdings Corp. (“FFHC”) (TSX: FAF) and its wholly-owned subsidiary Fire & Flower Inc. (“Fire & Flower” or the “Company”), today announced that it anticipates continuous operations of its highest performing retail store locations in Ottawa and Kingston, Ontario. This announcement follows the province of Ontario declaring cannabis retail stores and licensed producers as “essential workplaces”, on March 23, 2020.

Fire & Flower Ottawa -Byward Market Store - (c) 2020 Fire & Flower Inc. (CNW Group/Fire & Flower Holdings Corp.)

Additionally, Fire & Flower stores across its retail network in Alberta, Saskatchewan, Manitoba, Ontario and the Yukon territory will serve customers exclusively through the Spark Perks™ Fastlane™ “click-and-collect” service starting today, Tuesday, March 24, 2020.

Management continues to focus on maintaining continuity of business in other provinces where it operates and is focused on stores situated in key markets to ensure customers have sustained access to Fire & Flower stores.

Fire & Flower is demonstrating leadership in the cannabis retail industry by taking the following measures to help ensure the health and safety of its customers and staff:

●	Customer orders exclusively thorough the Fastlane “click-and-collect” service
●	Safety shields that create separation between customers and staff members
●	Increased and frequent cleaning of all surfaces in retail stores
●	Reduction of paper materials including point-of-sale materials
●	Cashless transactions by only accepting card-based payments
●	Limited numbers of customers permitted entry to stores at any given time and enforcing social distancing between customers

The Fastlane “click-and-collect” service limits social interactions by creating a digital shopping experience and minimizing customer time in shop, thereby encouraging social distancing and limited physical interaction in Canada’s battle against COVID-19.

“Throughout the unprecedented COVID-19 public health challenge, the Fire & Flower team has continued to respond with the best interests of our customers, employees and the community in mind, and I am humbled to be part of a team that cares so greatly about the success of this Company,” shared Trevor Fencott, Chief Executive Officer of Fire & Flower. “We are very pleased that the province of Ontario has named cannabis retail stores and licensed producers as essential services and congratulate the province in this decision which will help combat the illegal, unregulated cannabis market. This decision will ensure that consumers will have access to safe, legal cannabis. Fire & Flower continues to demonstrate a leadership position in the protection of the health and safety of customers, employees and the public.”

Fire & Flower continues to serve customers in key locations. A list of all Fire & Flower open and operating locations and temporary closures are available on the Company’s website at http://www.fireandflower.com/locations.

The Spark Perks Fastlane “click-and-collect” service is a key feature of the Hifyre™ digital retail platform and has more than 80,000 members across Canada.

About Fire & Flower

Fire & Flower is a leading purpose-built, independent adult-use cannabis retailer poised to capture significant Canadian market share. The Company guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the HifyreTM digital platform and Spark PerksTM program connect cannabis consumers with the latest cannabis products, and deliver cutting edge insights into evolving consumer behaviours. The Company’s leadership team combines extensive experience in the cannabis industry with strong capabilities in retail operations.

Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc., a licensed cannabis retailer that owns (directly or indirectly) cannabis retail store licences in the provinces of Alberta, Saskatchewan, Manitoba and Ontario and the Yukon territory.

Through its strategic investment with Alimentation Couche-Tard Inc. (ATD.A, ATD.B), the Company has set its sights on the global expansion as new cannabis markets emerge.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of FFHC at the date the statements are made based on information then available to the Company. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements. Forward-looking statements are subject to and involve a number of known and unknown risks and uncertainties, many of which are beyond the control of FFHC, which may cause FFHC’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct.

FFHC assumes no obligation to publicly update or revise forward-looking statements to reflect new information, future events or otherwise, except as expressly required by applicable law.

Spark Fastlane Click and Collect - (c) 2020 Fire & Flower Holdings Corp. (CNW Group/Fire & Flower Holdings Corp.)

SOURCE Fire & Flower Holdings Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/March2020/24/c2436.html

%SEDAR: 00044938E

For further information: Investor Relations: investorrelations@fireandflower.com, 1-833-680-4948; Media Relations: media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 06:00e 24-MAR-20